UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 4, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Senior Mortgage Loan – Gramercy Homes, LLC – Update

On May 1, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor, a first mortgage construction loan with a maximum principal balance of $10,000,000, (the “Index Gramercy Senior Loan”), which loan principal was later increased to $10,750,000 (the “Loan Modification”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of entitled and permitted land and construct eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA (the “Index Gramercy Property”).

The 1-U filing for our initial acquisition of the Index Gramercy Senior Loan can be found here. On December 21, 2018, we provided an update on construction progress at the Index Gramercy Property and information regarding the Loan Modification, the details of which can be found here.

As of the date of this disclosure, Index Gramercy completed construction of the Index Gramercy Property and has sold six of the eleven homes for an average gross sales price of approximately $1,458,000. Consequently, Index Gramercy has paid off approximately $8,195,000 of the Index Gramercy Senior Loan.  All current interest payments due under the loan have been paid in full as of the date of this disclosure.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated June 7, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: October 4, 2019